EXHIBIT 99.1

ASX ANNOUNCEMENT

(ASX: NVX)

Appendix 3Y – Admiral Robert Natter

BRISBANE, Australia, May 24, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or the “Company”), a leading battery materials and technology company, attach a Change of Director’s Interest Notice, Appendix 3Y, for Admiral Robert Natter.

The Appendix 3Y has not been lodged within the required timeframes.

Section 6.1 of the Company’s Securities Trading Policy requires all Directors to give written notice immediately to the Company Secretary when they buy or sell shares in the Company, so that the Company Secretary can facilitate the timely lodgment of the corresponding Appendix 3Y. In this circumstance, this written notice was not received within the required timeframes due to an administrative oversight by the Chairman.

NOVONIX has a good history of compliance with the Listing Rules and routinely complies with its continuous disclosure obligations. The Company believes its current policies and procedures regarding its disclosure obligations are adequate and that no changes are necessary as a result of these circumstances.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, strategic partnerships, and as a leading North American supplier of battery-grade synthetic graphite,

NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Valerie Malone, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity NOVONIX LIMITED
ABN 54 157 690 830

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT NATTER
Date of last notice	29 April 2024

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	HSBC Custody Nominees (Australia) Limited – A/C2
Date of change	1 May 2024
No. of securities held prior to change	1,501,724 ordinary shares (Indirect) 1,215,276 ordinary shares (Direct) 1,000,000 options over ordinary shares (Direct) 109,749 Share rights (Direct)
Class	Ordinary shares
Number acquired	None
Number disposed	337,000 ordinary shares (Direct)

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	USD$183,723.62
No. of securities held after change	1,501,724 ordinary shares (Indirect) 878,276 ordinary shares (Direct) 1,000,000 options over ordinary shares (Direct) 109,749 Share rights (Direct)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade to fund the exercise of options expiring in August 2024.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 2

Appendix 3Y

Change of Director’s Interest Notice

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?
If prior written clearance was provided, on what date was this provided?

+ See chapter 19 for defined terms.

01/01/2011 Appendix 3Y Page 3